EXHIBIT 99.1

FOR IMMEDIATE RELEASE

PRESS RELEASE
MAGAL ANNOUNCES LOAN FROM MAJOR SHAREHOLDER

YEHUD, Israel – September 21, 2010 -- Magal S3 (NASDAQ GM: MAGS) today announced that Company’s major shareholder, Mr. Nathan Kirsh has provided Magal with a $10 million bridge loan, forming the first stage of Magal’s strategic capital raising plan. This plan has been formulated by management together with the Board of Directors and is designed to provide the Company with the stability and the capital for the long-term growth of its business. As approved by the General Meeting of the shareholders, the capital raising plan is expected to culminate in a rights offering to all shareholders in the coming months.

If not repaid within the next six months, the bridge loan will accrue interest in the rate of LIBOR + 4% per annum, calculated from the funding date. The term of the loan ends on January 10, 2012, after which Magal retains an option to extend the loan for a further 60 days. The interest will be paid together with, and in the same manner as the principal, at term.

Mr. Livneh, President & CEO of Magal commented, “Today, Magal has taken an important first step on a new direction for future growth. The loan from a strong supporter and major shareholder of Magal, provides us with more than enough cash for our working capital needs and enables us to move forward into the next phase of our strategic plan - a plan in which we believe will prime the business for long-term growth and profitability.”

About Magal S3

Magal S3 is a leading international provider of security, safety and site management solutions and products (NASDAQ: MAGS).

Over the past 40 years, Magal S3 has delivered tailor-made solutions to hundreds of satisfied customers in over 80 countries.

Magal S3 offers a broad portfolio of unique products used to protect sensitive installations in some of the world’s most demanding locations and harshest climates. This portfolio covers the following three categories:

•	Perimeter Intrusion Detection Systems (PIDS) - a variety of smart barriers and fences, fence mounted detectors, virtual gates, buried and concealed detection systems

•	Close Circuit TV (CCTV) – a comprehensive management platform with a leading Intelligent Video Analysis (IVA) and Video Motion Detection (VMD) engine

•	Physical Security Information Management (PSIM) - a proprietary site management system that enhances command, control and decision making during both routine operations and crisis situations

For more information:

Magal S3 Hagai Katz, SVP Marketing & BD Assistant: Ms. Elisheva Almog E-mail: ElishevaA@magal-s3.com Tel: +972 (3) 539-1444 Web: www.magal-s3.com	CCG Investor Relations Ehud Helft/Kenny Green E-mail: magal@ccgisrael.com Tel: (US) +1 (646) 201-9246 Int’l dial: +972-3-607-4717